Mail Stop 4561

June 4, 2009

Susan K. Still
President and Chief Executive Officer
Hometown Bankshares Corporation
202 South Jefferson Street
Roanoke, Virginia 24011

> **Re:** **Hometown Bankshares Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 15, 2009**
> **File No. 333-158525**

Dear Ms. Still:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Hometown Bankshares Corporation's Articles of Incorporation allows it to issue up to 5,000,000 shares of preferred stock while Hometown Bank's Articles of Incorporation does not. Please unbundle this change. Please also confirm that any changes in the Articles of Incorporation other than the changes that have been unbundled are immaterial.

Prospectus Cover Page

2. Please disclose the number of shares to be issued in the transaction. See Item 501(b)(2) of Regulation S-K.

Pro Forma Financial Information of the Effect of TARP Funds

3.   Please disclose how the Bank expects to use the TARP funds that would be transferred to it by the Company.

4.   Where you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article 11 of Regulation S-X in your proxy statement. If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a textual discussion of the pro forma effect rather than pro forma financial statements.

In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:

- how the application of the proceeds of the transaction may potentially affect your net interest margin;
- how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and
- how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.

Your assumptions regarding the use of proceeds from the transactions, such as an assumption regarding the pay down of existing debt or the investment of the proceeds in federal funds sold, must be factually supportable. You should consider only those plans for the proceeds that meet the factually supportable criteria.

Where you determine that the proceeds of the sale of securities to the Treasury Department will have a material impact on your balance sheet or income statement and elect to prepare and provide pro forma financial statements, you should include, in your proxy statement, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods that address the impact of both the minimum and maximum proceeds of the sale. If you choose to provide a textual discussion in lieu of pro forma financial statements, please address the minimum and maximum proceeds of the sale as well as the other items noted in the following paragraph.

In preparing pro forma financial statements, discuss any relevant assumptions you have made and briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. State, if true, that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. Describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.

If you do not believe the sale of the securities to the Treasury Department will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis supporting your conclusion. In your analysis, discuss the impact to each of the items noted above as well as to total shareholders' equity and your capital ratios.

Obligations Related to the Company's Participation in TARP, page 7

5.   Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

6.   Please discuss how your participation in the Capital Purchase Program may dilute the interests of your existing common shareholders and require you to expand your board of directors to accommodate Treasury Department appointments to it.

Forward Looking Statements, page 9

7.   Since this filing is an initial public offering, it may contain forward-looking statements, but not forward-looking statements within the meaning of securities laws. Please revise.

Quorum, Required Vote, page 44

8.   Please revise to discuss the treatment and effect of abstentions and broker non-votes in the calculation of all votes.

Tax Consequences of the Reorganization, page 50

9.   Please revise this section to clarify that it is based on an opinion by a named counsel that has already been delivered.

Employment Agreements, page 63

10.   We note that you have disclosed that each of the Employment Agreements for the named Executive Vice Presidents is substantially identical to the agreement between the Bank and the President and Chief Executive Officer. However, please disclose the material terms of each contract that provides for payment(s) to each named executive officer at or in connection with termination without cause and termination with cause.

<u>Market Price of HomeTown Bank's Common Stock and Dividends, page 67</u>

11.   Please provide price information as of the latest practicable date.

<u>Annual Report to Stockholders of HomeTown Bank Incorporated by Reference, page 68</u>

12.   Please delete this section since nothing is incorporated by reference.

<u>Restrictions on Acquisition of the Holding Company, page 71</u>

13.   You state on page 71 that a special holding company stockholders meeting may only be called by the Chairman of the Board of Directors, the President of the Company or by the Board of Directors. Please revise.

<u>Information Incorporated by Reference, page 101</u>

14.   Please delete this section since nothing is incorporated by reference.

<u>Legal Matters, page 104</u>

15.   Please revise this section to clarify that Gentry has opined on the validity of the stock and on certain tax matters.

<u>Exhibits</u>

<u>Exhibit 8</u>

16.   Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion are unacceptable. Please revise.

17.   Counsel providing the tax opinion must consent to the prospectus discussion of such opinion, the reproduction of the opinion as an exhibit and to being named in the registration statement. Please revise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

CC: By Fax: (540) 983-9400
       Douglas W. Densmore, Esq.
       Gentry Locke Rakes & Moore, LLP